 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

National Holdings Corporation
(Name of Issuer)

Common Stock, par value $0.02 per share
(Title of Class of Securities)

636375206
(CUSIP Number)

Bryant R. Riley
B. Riley Financial, Inc.
21255 Burbank Boulevard, Suite 400
Woodland Hills, CA 91367
(818) 9884-3737

with a copy to:

 Sara L. Terheggen
The NBD Group, Inc.
350 N. Glendale Avenue, Ste B522
Glendale, CA 91206
(408) 201-2662

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 11, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	636375206

1	NAMES OF REPORTING PERSONS
NHC Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0

	8	SHARED VOTING POWER
6,159,550
	9	SOLE DISPOSITIVE POWER 0

	10	SHARED DISPOSITIVE POWER
6,159,550
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,159,550
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
48.8%*
14	TYPE OF REPORTING PERSON (See Instructions)
OO

* Percentage calculated based on 12,610,545 shares of common stock, par value $0.02 per share, outstanding as of January 18, 2019, as reported in the Annual Report on Form 10-K/A filed by National Holdings Corporation with the Securities Exchange Commission on January 28, 2019.

CUSIP No.	636375206

1	NAMES OF REPORTING PERSONS
B. Riley Financial, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
6,159,550
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
6,159,550
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,159,550
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
48.8%*
14	TYPE OF REPORTING PERSON (See Instructions)
HC

* Percentage calculated based on 12,610,545 shares of common stock, par value $0.02 per share, outstanding as of January 18, 2019, as reported in the Annual Report on Form 10-K/A filed by National Holdings Corporation with the Securities Exchange Commission on January 28, 2019.

This Amendment No. 1 hereby amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on November 26, 2018 (the “Schedule 13D”), relating to the common stock, par value $0.02 per share (the “Common Stock”), of National Holdings Corporation, a Delaware corporation (the “Issuer”). Capitalized terms used but not defined herein shall have the respective meanings set forth in the Schedule 13D. Except as otherwise described herein, the information contained in the Schedule 13D remains in effect.

Item 3.    Source and Amount of Funds or Other Considerations

Item 3 of the Schedule 13D is hereby amended as follows:

As described in Item 4 below, on November 14, 2018, Purchaser entered into a Stock Purchase Agreement (the “SPA”) with Fortress Biotech, Inc. and FBIO Acquisition, Inc. (“FBIO”). Pursuant to the SPA, Purchaser acquired beneficial ownership of 3,010,054 shares of the Issuer’s Common Stock from FBIO on November 16, 2018, as part of the first closing under the SPA (the “First Closing Shares”). In addition, and pursuant to the SPA, and following approval by the Financial Industry Regulatory Authority received on February 4, 2019, the Purchaser agreed to acquire beneficial ownership of an additional 3,149,496 shares of the Issuer’s Common Stock on February 11, 2019 (the “Second Closing Shares” and together with the First Closing Shares, the “Shares”) and assigned their right to purchase the remaining 877,932 to third parties unaffiliated with the Purchaser.

The aggregate purchase price of the 6,159,550 Shares of Common Stock was $20,018,537.50 (excluding commissions and transaction costs). All funds for the purchase of the Shares were obtained from the working capital of BRF.

Item 4.    Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended as follows:

Item 3 of this Schedule 13D is hereby incorporated by reference.

The Reporting Persons purchased the Shares for investment purposes, and such purchases were made in the ordinary course of business of the Reporting Persons.

Pursuant to the SPA, the Purchaser acquired 6,159,550 Shares of Common Stock for an aggregate purchase price of $20,018,537.50.

In connection with the Issuer Agreement, described further in the 13D, BRF will be entitled, subject to certain ownership thresholds, to appoint a second observer to the Board of Directors of the Issuer.

Item 5.    Interest in Securities of the Issuer

Item 5(a) of the Schedule 13D is hereby amended and restated as follows:

(a)

As of the date hereof, the Reporting Persons may be deemed to beneficially own 6,159,550 shares of Common Stock, which represents approximately 48.8% of the Issuer’s outstanding shares of Common Stock. Each percentage ownership of shares of Common Stock set forth in this Statement is based on 12,610,545 shares of common stock, par value $0.02 per share, outstanding as of January 18, 2019, as reported in the Annual Report on Form 10-K/A filed by National Holdings Corporation with the Securities Exchange Commission on January 28, 2019.

Item 5(c) of the Schedule 13D is hereby amended and restated as follows:

(c)	The disclosure required by this Item and included in Item 4 is incorporated by reference. Except as reported in Item 4, no transactions in the Common Stock were effected during the past sixty days by the Reporting Persons.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NHC HOLDINGS, LLC

By:	/s/ Phillip J. Ahn
Name:	Phillip J. Ahn
Title:	Authorized Signatory

B. RILEY FINANCIAL, INC.

By:	/s/ Bryant R. Riley
Name:	Bryant R. Riley
Title:	Co-Chief Executive Officer